NOTIFICATION OF LATE FILING

      (Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                                 [ ] Form N-SAR

                        For Period Ended: June 30, 2003
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

                   Nothing in this form shall be construed to
                          imply that the Commission has
                       verified any information contained
                                     herein.

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                        If the notification relates to a
                      portion of the filing checked above,
                        identify the Item(s) to which the
                              notification relates:

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                         Part I-Registration Information
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                Full Name of Registrant: Avatech Solutions, Inc.
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                         Former Name if Applicable: N/A
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                         11400A Cronridge Drive, Suite A
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            Address of Principal Executive Office (Street and Number)


                          Owings Mills, Maryland 21117
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                            City, State and Zip Code


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                        Part II-Rules 12b-25 (b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          [X] (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

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                              Part III - Narrative
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     State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K,
10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Due to power outages caused by Hurricane Isabel at the Registrant's corporate headquarters in Owings Mills, Maryland between September 18 and September 21, registrant's servers were down and the registrant and its auditors had no access to financial data during that period. As a result, the registrant is unable to timely complete its annual report on Form 10K for the period ending June 30, 2003. Registrant will file its annual report within four days of the original filing deadline, but in no event later than the period specified in Rule 12b-25(b)(2)(ii).

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                           Part IV-Other Information
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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification.

        Christopher D. Olander      (410)             332-8532
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        (Name)                   (Area Code)      Telephone Number

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [  ]Yes  [X] No

     If so: attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Avatech Solutions, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  September 30, 2003                   By:  /s/ Donald R. "Scotty" Walsh
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                                               Donald R. "Scotty" Walsh
                                               Chief Executive Officer